FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated October 30, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO - COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

CNPJ nº. 07.628.528/0001-59

NIRE 35.300.326.237

Publicly held Company of Authorized Capital

MINUTES OF THE ANNUAL SHAREHOLDERS MEETING

HELD ON OCTOBER 27, 2014

Date, Time and Place: The Annual Shareholders Meeting was held on a first call on October 27, 2014, at 2:30 pm, at the headquarters of Brasilagro - Companhia Brasileira de Propriedades Agrícolas ("Company") at Av. Brigadeiro Faria Lima, No. 1309, 5th floor, in the city of São Paulo, state of São Paulo.

Call: Pursuant to section II of Article 124 of Law No. 6404 of December 15, 1976, as amended ("Law No. 6404/76"), the first call notice was published in the State of São Paulo Official Gazette in the September 24, 25 and 26 of 2014 issues, on pages 18, 15 and 20 respectively, and in the newspaper Brasil Econômico, in the September 24, 25 and 26, 2014 issues, on pages 13, 23 and 23 respectively.

Legal Publications: the meeting Chairman informs that the Management Report and Financial Statements of the Company together with the Fiscal Council Report and Independent Auditors Report, in regards to the fiscal year ended June 30, 2014, were published in the State of São Paulo Official Gazette in the September 23, 2014 issue on pages 5 to 16 and in Brasil Econômico, in the September 22, 2014 issue, on pages 21-28, and the publication of the notices referred to in the head provision of Article 133 of Law No. 6404/76 were not necessary, in view of the provisions of paragraph five of that article. Further, the documents required by the Brazilian Securities Commission (“CVM”) Instruction 481, of December 17, 2009 (“CVM Instruction 481”) have been disclosed.

Attendance: The Meeting was held on October 27, 2014, with the presence of the shareholders representing shares issued by the Company in an amount sufficient to comply with the legal quorum for opening the meeting (55,55%), pursuant to the records and signatures affixed in the Shareholders' Attendance Book, registering also the presence of: David Alberto Perednik, effective members of the Board of Directors; Julio Cesar de Toledo Piza Neto, CEO and Investor Relations Officer; Gustavo Javier Lopez, Managing Director, Fabiano Nunes Ferrari, member of the Fiscal Council and Daniel Maranhão and Bruno Galvão, representatives of Ernst Young Auditores Independentes ("E&Y").

Presiding Members: Chairman: David Alberto Perednik; Secretary: Julio Cesar de Toledo Piza Neto.

Agenda: Annual Shareholders Meeting: (1) to take management accounts, examine, discuss and vote on the financial statements, together with the Independent Auditors Report and the Fiscal Council Report, for the fiscal year ended June 30, 2014; (2) to resolve on the allocation of income (loss) for the year ended 06.30.2014 and non-distribution of dividends(3) fix the value of total annual compensation paid to the Company's managers in the fiscal year beginning on July 1, 2014 and (4) decide on the election of effective and alternate members of the Company's Fiscal Council., as well as fix the remuneration of the elected members.

Resolutions: Upon beginning the meeting, the Chairman explained that (a) the minutes of the shareholders meeting would be drawn up as a summary of the facts, comprising only the transcription of resolutions passed and its publication without the signatures of the totality of the shareholders, pursuant to paragraphs 1 and 2 of Article 130 of Law No. 6404/76, and paragraph 10, Article 6 of the Company's Bylaws; (b) documents or proposals, vote explanations, protest or dissent on the matters to be resolved shall submitted in writing to the Presiding Members, who for this purpose would be represented by the Meeting Secretary; and (c) the reading of the documents related to the matters to be decided at this Shareholders Meeting was waived by those present by unanimous vote, since the shareholders had full knowledge thereof.

After examining and discussing the matters on the agenda, the shareholders resolved:

At the Annual Shareholders Meeting:

1.          With the abstention of those legally prevented, approve unanimously and without any reservations or restrictions, the Management Report, Balance Sheet and Financial Statements, together with the Independent Auditors' Report and the Audit Committee Report, all for the fiscal year ended June 30, 2014 and approved at the meeting of the Board of Directors of the Company held on September 4, 2014.

The following shareholders abstained from voting: EMERGING MARK SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FD B;  EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND;  EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND; ISHARES MSCI BRAZIL SMALL CAP ETF; ISHARES PUBLIC LIMITED COMPANY; e THE BANK OF NEW YORK ADR DEPARTMENT (1,000 shares).

The following shareholders voted against: THE BANK OF NEW YORK ADR DEPARTMENT (200 shares).

2.         With the abstention of those legally impaired, approve unanimously, without any reservations or restrictions, the Management Proposal of allocation of loss reported for the year ended on June 30, 2014 on the amount of R$º13,362,447.54 (thirteen million, three hundred sixty-two thousand, four hundred forty-seven reais and fifty four centavos), after absorption under the Sole Paragraph of art. 189 of Law 6.404/76, by the reserves available to the account of accumulated losses, and the consequent non-distribution of dividends to shareholders, that shall be allocated as follows:

Result (Loss) for the Year (after IR and CSLL deduction): Earnings Reserve:	R$ (13,362,447.54) R$ 1,961,130.65
Legal Reserve:	R$ 412,869.61
Accumulated Loss after absorption by reserves above:	R$ (10,988,444.43)

The following shareholders abstained from voting: THE BANK OF NEW YORK ADR DEPARTMENT (1,000 shares).

The following shareholders voted against: THE BANK OF NEW YORK ADR DEPARTMENT (200 shares).

3.          With the abstention of those legally prevented, approve by majority vote, without restrictions or constraints, the aggregate annual remuneration of Managers, in the amount up to nine million and five hundred thousand Reais (R$9,500,000.00), including benefits of any nature and amounts for representation, for the fiscal year beginning on July 1, 2014, provided that the Board of Directors shall be responsible to determine subsequently the individual amounts that shall be allocated to each manager of the Company, taking into account their responsibilities, the time devoted to their duties, their competence and professional reputation and the market value of their service.

The following shareholders abstained from voting: THE BANK OF NEW YORK ADR DEPARTMENT (1,000 shares).

The following shareholders voted against: THE BANK OF NEW YORK ADR DEPARTMENT (81,920 shares); ICATU SEG. NEST. PREV. FIM; NEST AÇÕES MASTER FIA; NEST LONG ONLY FUNDO DE INVESTIMENTOS EM AÇÕES; SULAMERICA NEST PREV. FDO. DE INV MULTIMERCADO; HAYP FUNDO DE INVESTIMENTO EM AÇÕES; ALFA FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO HILL; CLUBE DE INVESTIMENTO HOPE; CLUBE DE INVESTIMENTO LYNDOS; CLUBE DE INVESTIMENTO CONTINENTAL; CLUBE DE INVESTIMENTO CENTAURO DO PAMPA; ASPEN FUNDO DE INVESTIMENTO EM AÇÕES; GRAPHUS PREMIUM FUNDO DE INVESTIMENTO EM AÇÕES; CF DV ACWI EX-U.S. IMI FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; NUVEEN TRADEWINDS EMERGING MARKETS FUND; STATE ST B AND T C INV F F T E RETIR PLANS; TEACHER RETIREMENT SYSTEM OF TEXAS e NOMURA TRUST AND BANKING CO., LTD. RE: DWS WAM FUND.

4.         With the abstention of those legally prevented, approve unanimously expressed and without any reservations or restrictions, the election of three effective members and three alternate members for the Company's Fiscal Council for unified mandates that shall end at the Annual Shareholders Meeting that approves the Company's financial statements in regards to the fiscal year ended on June 30, 2015, (a) appointed by the minority shareholders, Messrs.: (a.i.) Débora de Souza Morsch, Brazilian citizen, married, business administrator, bearer of Identity Card (RG) No. 2019451364 SSP/RS, enrolled with the National Individual Taxpayers Register (CPF/MF) under No.393.791.320-34, resident and domiciled in the city of Porto Alegre, state of Rio Grande do Sul, at Av. Carlos Gomes, No. 1492, room 1208, as effective member and (a.ii.) Marcelo Cruvinel Petto, Brazilian citizen, married, agronomist, bearer of Identity Card (RG) No. 17669855-3 SSP/SP, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 260.261.368-19, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Araguari, No. 373, apt. 61, Vila Nova Conceição, postal code 04514-040, as an alternate member; (b) appointed by the others shareholders present, Messrs. (b.i.) Fabiano Nunes Ferrari, Brazilian citizen, married, lawyer, enrolled with the São Paulo Chapter of the Brazilian Bar Association (OAB/SP) under No. 172.581, bearer of Identity Card (RG) No. 25.260.606-1 SSP/SP, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 186.583.958-20, with address in the city of São Paulo, state of São Paulo, at Rua Augusta, No. 1819, 24th floor, postal code 01413-000 and Gabriel Luiz Herscovici Junqueira, Brazilian citizen, single, lawyer, enrolled with São Paulo Chapter of the Brazilian Bar Association (OAB/SP) under No. 305.151, bearer of Identity Card (RG) No. 30.913.538-2 SSP/SP, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 176.635.488-25, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Rio de Janeiro, 338, 6th floor, Higienópolis, postal code 01240-010, as effective members and (b.ii.) Daniela Gadben, Brazilian citizen, married, lawyer, enrolled the São Paulo Chapter of the Brazilian Bar Association under No. 206.659, bearer of Identity Card (RG) No. 30.599.367-7 SSP/SP, enrolled with the Individual Taxpayers Register (CPF/MF) under No. 223.422.038-61, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua José Maria Lisboa, No. 1745, apt. 81, Jardim Paulista, postal code 01423-000 and Ivan Luvisotto Alexandre, Brazilian citizen, married, lawyer, enrolled with São Paulo Chapter of the Brazilian Bar Association (OAB/SP) under No. 258.946, bearer of Identity Card (RG) No. 29.023.152-8, enrolled with the National Individual Taxpayers Register (CPF/MF) under No. 307.599.448-06, resident and domiciled in the city of São Paulo, state of São Paulo, at Rua Augusta, No. 1819, 24th floor, postal code 01413-000, as alternate members.

4.1.       The members of the Fiscal Council elected herein shall take office in their respective positions by signing the terms of investiture in the proper book and signature of the Managers Deed of Consent referred to in the Listing Rules of Novo Mercado of the Bolsa de Valores, Mercadorias e Futuros de São Paulo - BM&FBOVESPA, at which time they shall declare, for the purposes of paragraphs 1 and 2 of Article 147 of Law No. 6.404/76, that they are not under the effects of any of the impediments provided by law for the exercise of commercial activity and that they were not sentenced to the penalty of suspension or temporary disqualification by the Securities Commission and are eligible for a management position of the listed company, and are entitled to the minimum remuneration provided by law.

4.2.      With the abstention of those legally prevented, approve unanimously, expressed without any reservations or restrictions, the fixing of the remuneration of elected members of the Audit Committee, in accordance with paragraph three of Article 162 of Law No. 6404/76, at not less, for each member, that ten percent of the average remuneration paid to the members of the Company's Executive Board.

The following shareholder abstained from voting: THE BANK OF NEW YORK ADR DEPARTMENT (1,000 shares); ICATU SEG. NEST. PREV. FIM; NEST AÇÕES MASTER FIA; NEST LONG ONLY FUNDO DE INVESTIMENTOS EM AÇÕES; SULAMERICA NEST PREV. FDO. DE INV MULTIMERCADO.

The following shareholders voted against: THE BANK OF NEW YORK ADR DEPARTMENT (68,330 shares).

Closing: There being no further business, the meeting was closed and these minutes were drafted as summary, which, after being read and approved, were executed by all present members.

Signatures: David Alberto Perednik – Chairman. Julio Cesar de Toledo Piza Neto - Secretary. Shareholders: AGRO MANAGERS S.A; CRESUD S.A.C.I.F.Y.A; CRESUD SOCIEDADE ANONIMA COMERCIAL INMOBILIARIA; THE BANK OF NEW YORK ADR DEPARTMENT; FUNDO FATOR SINERGIA IV FIA; ICATU SEG. NEST. PREV. FIM; NEST AÇÕES MASTER FIA; NEST LONG ONLY FUNDO DE INVESTIMENTOS EM AÇÕES; SULAMERICA NEST PREV. FDO. DE INV MULTIMERCADO; HAYP FUNDO DE INVESTIMENTO EM AÇÕES; ALFA FUNDO DE INVESTIMENTO EM AÇÕES; CLUBE DE INVESTIMENTO HILL; CLUBE DE INVESTIMENTO HOPE; CLUBE DE INVESTIMENTO LYNDOS; CLUBE DE INVESTIMENTO CONTINENTAL; CLUBE DE INVESTIMENTO CENTAURO DO PAMPA; ASPEN FUNDO DE INVESTIMENTO EM AÇÕES; THE NOMURA TRUST AND BANKING CO., LTD. RE: DWS WAM FUND; GRAPHUS PREMIUM FUNDO DE INVESTIMENTO EM ACOES; PUBLIC EMPLOYEES RETIEMENT SYSTEM OF OHIO; CLUBE DE INVESTIMENTO CHARLES RIVER; KOPERNIK GLOBAL ALL-CAP MASTER FUND, LP; KOPERNIK GLOBAL REAL ASSET FUND, LP; KOPERNIK GLOBAL UNCONSTRAINED MASTER FUND, LP; CF DV ACWI EX-U.S. IMI FUND; EMERGING MARK SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FD B;  EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX NON-LENDABLE FUND;  EMERGING MARKETS SMALL CAPITALIZATION EQUITY INDEX FUND; FLORIDA RETIREMENT SYSTEM TRUST FUND; FUTURE FUND BOARD OF GUARDIANS; ISHARES MSCI BRAZIL SMALL CAP ETF; ISHARES PUBLIC LIMITED COMPANY;  NUVEEN TRADEWINDS EMERGING MARKETS FUND; STATE ST B AND T C INV F F T E RETIR PLANS; TEACHER RETIREMENT SYSTEM OF TEXAS; e CSHG COMMODITIES FIM – CRÉDITO PRIVADO.

I declare that the present confers with the original drawn up in the proper book

São Paulo, October 27, 2014.

______________________________________ DAVID ALBERTO PEREDNIK Chairman	______________________________________ JULIO CESAR DE TOLEDO PIZA NETO Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: October 30, 2014.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer